August 14, 2020

VIA E-MAIL

James Bowden
NB Crossroads Private Markets Access Fund LLC
1290 Avenue of the Americas
New York, NY 10104


Re:    NB Crossroads Private Markets Access Fund LLC
       File Nos. 333-239934, 811-23591

Dear Mr. Bowden:

        On July 17, 2020, you filed an initial registration statement on Form N-2 on behalf of NB
Crossroads Private Markets Access Fund LLC (the    Fund   ). Our comments are
set forth below.
Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Summary of Offering Terms

Investment Objective and Strategies (page 2)

2.     Given the reference to    Private Markets    in the Fund   s name,,
please include an 80%
investment policy as part of the Fund   s investment strategies, in accord with
Rule 35d-1 under
the Investment Company Act.

3. The disclosure states that the Fund intends to invest in private funds. To the extent the
Fund expects such investments to involve unfunded investment commitments, supplementally provide:

             A representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments, and
 James Bowden
August 14, 2020
Page 2


             A general explanation as to why the Fund believes it will be able to cover its commitments.

Purchasing Shares (page 4)

4.      Please insert    promptly    after    returned    in the sentence
Unless otherwise required by
applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor without the deduction of any sales load, fees, or
expenses.    In addition, with a view to disclosure, please confirm that such prospective investors
will receive a pro-rata share of any interest earned on the amounts placed in escrow, if applicable.

Summary of Fees and Expenses (page 10)

5. We note that your advisory agreement provides for an incentive fee, however your fees and expenses table does not reflect any estimated incentive fee payments for the fiscal year ending March 31, 2021. Briefly explain to us how you determined that excluding an estimated incentive fee amount was appropriate under the circumstances.

Investment Objective and Strategy (page 13)

6.      The disclosure states that the Fund   s investment objective is a
non-fundamental policy
and may be changed by the Board without prior Shareholder approval. Disclose the type of notice that shareholders will receive of such a change.

Direct Investments (page 14)

7. It appears that the Fund intends to invest in senior loans. If the fund intends to hold a significant amount of covenant-lite or unitranche loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite or unitranche loans.

8. We note the references to investing in CAT Bonds on page 14. CAT Bonds appear to have investment characteristics that are dissimilar to the other investment categories you will allocate to in terms of the data and experience necessary to model investment returns and risks.
In an appropriate location, please revise to discuss the Adviser   s process
for analyzing these
investments and provide additional detail about the geographies and perils that the CAT Bonds will reference.

Repurchase of Shares Risk (page 18-19)

9.      The disclosure states:    the Board may offer to repurchase Shares at a
discount to their
prevailing net asset value that appropriately reflects market conditions, subject to applicable
law.    With a view to disclosure, supplementally explain how such offers will be made.
 James Bowden
August 14, 2020
Page 3


Incentive Fee (page 28)

10. We note the incentive fee may be computed and paid on gains or income that is unrealized. As a result, it appears that you will have a cash payment obligation to the Adviser that is unmatched by cash proceeds you would typically receive if gains were realized. Please revise your risk disclosure to address the risk that the incentive fee obligation may require you to sell positions prematurely or otherwise disrupt portfolio management.

Epidemics, Pandemics, Outbreaks of Disease and Public Health Issues (page 30)

11.    On page 30 you disclose that the Adviser   s and Fund   s operations and
investments could
be materially adversely affected by outbreaks of disease, epidemics, and public health issues such as COVID-19. With a view to disclosure, please explain in correspondence how the
Adviser   s investment analysis and diligence process have changed as a result of COVID-19. For
example:

             Has COVID-19 caused the Adviser to rethink the data and models it historically relied on when making investment decisions?
             Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analysis in response?
             Has the potential inability to conduct in-person due diligence impacted the number of
           investment options available and the Adviser   s overall comfort
level with certain
           allocation types?

These are examples only. Our comment seeks to understand how COVID-19 affects your
investment operations and process as this may affect the Fund   s investments
in a way that should
be reflected in your disclosure. Please explain and revise as necessary.

Risks Associated with CAT Bonds (page 42)

12.    The disclosure states:    More specifically, the obligation of the
special purpose vehicle to
repay principal is contingent on the occurrence or nonoccurrence of whatever catastrophic event or events are specified road array of perils utilizing an indemnity, index, modeled low or
parametric trigger.    Please rephrase in plain English.

Investment Adviser Affiliates May Engage in Adverse Activities (pages 46-47)

13.     The disclosure states:    Neither the Adviser nor its affiliates will
consider the conflict
between their activities and the interests of any Portfolio Fund or portfolio company . . . and will engage in their business activities in the ordinary course without regard to whether a particular
act or omission may have an adverse effect on the Fund.    Please explain how
such behavior
would be consistent with the Adviser   s fiduciary duties to the Fund.
 James Bowden
August 14, 2020
Page 4


Plan of Distribution (page 60)

14.     The disclosure states:    The Fund will initially offer two classes of
Shares: Institutional
Class Shares and Class A Shares. Clarify that Class A Shares will not be offered unless multi-class exemptive relief is obtained.

Sales Load   Class A Shares (page 61)

15.     The disclosure states:    It is the Shareholder   s responsibility to
determine whether a
reduced sales load would apply.    Disclose how a shareholder can determine
whether he or she is
eligible for a reduced sales load.

Transfer Restrictions (page 63)

16.    The disclosure states:    In certain circumstances set forth in the LLC
Agreement, a
Shareholder may be required to withdraw entirely from the Fund.    Disclose any
material
circumstances under which a shareholder must withdraw from the Fund.

Repurchase of Shares Procedures (page 64)

17. Clarify when the commencement date and the Expiration Date for a tender offer will occur relative to the Valuation Date and Repurchase Date.

18.     We note the statement on page 65 that    [t]he Board has discretion to
hold back a portion
of the amount due under the Promissory Notes, which shall not exceed [90]% of the total amount
due.    It is unclear whether this means the Fund may hold back $90 for every
$100 owed or
something different. Please advise or revise as appropriate.

19. With regard to the repurchase offer, please disclose that, pursuant to Rule 13e-4(f)(2)(ii)
under the Exchange Act, Shareholders have the right to withdraw their tender after the expiration of forty business days from the commencement of the tender offer, if not yet accepted for payment.

20.    In the fourth paragraph on page 66, the disclosure refers to    Discount
Repurchase Offers
as described above.    This defined term does not seem to appear elsewhere in
the document.
Please clarify.

21.     In the first paragraph on page 67, the disclosure states    the Fund is
permitted to allocate
Shareholders, whose Shares are repurchased, costs and charges imposed by Portfolio Funds or
otherwise incurred in connection with the Fund   s investments, if the Adviser
determines to
liquidate such Shares as a result of repurchase tenders by Shareholders. Confirm that estimates of any such charges are reflected in the fee table.
 James Bowden
August 14, 2020
Page 5


Part C: Other Information

Item 15. Financial Statements and Exhibits

22.    Please file the finalized exhibits once they are available.

Signatures

23. Please add signature lines for the required officers and at least a majority of the Funds trustees. See Section 6 of the Securities Act.

Accounting Comments

Advisory Fee (page 7)

24. The disclosure indicates that the advisory fee is calculated prior to the deduction of any expenses. Do the expenses include other operating expenses of the fund (e.g. custodian fees)?
Would this include non-asset based expenses, such as audit fees or legal fees?

Also, please reword how the advisory is calculated. It implies using    net
asset value,    however
it further reads that it is calculated before certain expenses. We suggest using a term other than
   net asset value    to describe asset base used for calculation.

25. Clarify whether the advisory fee is calculated monthly or quarterly. Both time periods are noted in the disclosure.

Incentive Fee (page 7)

26. Please discuss the accounting for the incentive fee. For example, will the fee be accrued each time a NAV is struck?

27. Please clarify the equation used to calculate the incentive fee. In particular, in the first
sentence of this section, is the term    over    intended to mean    divided by
  ?

28. Disclose how other items, such as distributions of income and advisor contributions, impact the calculation of the incentive fee?

29. Please provide a hypothetical example of the incentive fee with an example of when amounts have been earned and when amounts reduce and/or prevent payment of the accrued fee.

30. In the first sentence of the second paragraph of this section, clarify how the Fund defines
   net losses.    For example, does it include    unrealized losses    within
that term?
 James Bowden
August 14, 2020
Page 6


Examples (page 11)

31.     The disclosure states    A greater return than that used in the
Examples would increase the
dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive fee.
Please clarify the risks that Fund is highlighting here. Consider providing an example.

Investment Advisory Agreement (page 54)

32.      The disclosure states    This Advisory Fee is separate from the
Incentive Fee that the
Investment Adviser receives in the event that specified investment returns are achieved by the
Fund.    This sentence could be read to imply that there is another (2nd)
advisory fee. Please
clarify.

                                              *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250.


Sincerely,

                                                                     /s/
Raymond A. Be

                                                                        Raymond
A. Be

Attorney-Adviser

cc:    Nicole M. Runyan, Proskauer Rose LLP
       Jay Williamson, Securities and Exchange Commission